UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                EMEX CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                   420323 20 6
                      (CUSIP Number of Class of Securities)


                                Dorothy D. Eweson
                           c/o Keswick Management Inc.
                     1330 Avenue of the Americas, 27th Floor
                               New York, NY 10019
                              Attn. James J. Ruddy
                                 (212) 315-8300

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    Copy to:
                               Marc Rossell, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                November 28, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 4 pages

CUSIP No.  420323  20  6

--------- ---------------------------------------------------------------------
1 Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Dorothy D. Eweson

2         Check the Appropriate Box if a Member of a Group

                 (a)     [ ]

                 (b)     [x]

3         SEC Use Only

4         Source of Funds (See Instructions)          OO

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]

6         Citizenship or Place of Organization    United States

        Number of                 7    Sole Voting Power
         Shares                        6,025,000
      Beneficially
        Owned by                  8    Shared Voting Power
      Each Reporting                   -0-
       Person With
                                  9    Sole Dispositive Power
                                       6,025,000

                                  10   Shared Dispositive Power
                                       -0-

11 Aggregate Amount Beneficially Owned by Each Reporting Person 6,025,000 shares of Common Stock

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13        Percent of Class Represented by Amount in Row (11)   24.6%

14        Type of Reporting Person (See Instructions)          IN


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                                                               Page 3 of 4 pages

Item 1.          Security and Issuer.

         The title of the class of equity securities to which this statement relates is common stock, par value $0.01 per share ("Common Stock"), of Emex Corporation (the "Issuer"), a Wyoming corporation. The name and address of the principal executive office of the Issuer is 115 East 57th Street, Suite 1540, New York, NY 10022.

Item 2.           Identity and Background.

         (a) The person filing this statement is Mrs. Dorothy D. Eweson (the "Reporting Person").

         (b) The business address of the Reporting Person is, c/o Keswick Management Inc., 1330 Avenue of the Americas, 27th Floor, New York, NY 10019, Attn. James J. Ruddy, telephone (212) 315-8300.

         (c) The principal occupation of the Reporting Person is to invest in businesses of various kinds.

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         See response to Item 6 below.

Item 4.           Purpose of Transaction.

           The Reporting Person is in negotiations with JPMorgan Chase Bank ("JPM") to purchase promissory notes made by Equistar Consolidated Holdings LLC ("Equistar") to JPM (the "JPM Debt") in exchange for a loan by JPM. The JPM Debt is secured by 16,996,976 shares of Common Stock, which were pledged by Universal Equities Consolidated, LLC ("Universal") and Thorn Tree Resources, LLC ("TTR"). Except as set forth above, the Reporting Person currently has no plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with the Issuer or others the Reporting Persons' positions with respect to the Issuer which would thereafter result in the adoption of such plans or proposals.

Item 5.           Interest in Securities of the Issuer.

           (a) The Reporting Person beneficially owns an aggregate of 6,025,000 shares of Common Stock, which represents approximately 24.6% of the outstanding Common Stock, based on the number of shares of Common Stock outstanding as reported by the Issuer on November 8, 2001.

           (b) Under the right of subrogation described in Item 6 below, the Reporting Person has the sole power to direct the vote and sole power to direct the disposition of 6,025,000 shares of Common Stock.

           (c) The Reporting Person acquired beneficial ownership of the 6,025,000 shares of Common Stock reported in this filing pursuant to the transactions described in Item 6. Other than such transactions, the Reporting Person has not effected any transactions with respect to Common Stock in the past sixty days.

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                                                               Page 4 of 4 pages

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         The Reporting Person acquired beneficial ownership of the Common Stock under a right of subrogation when HSBC Bank USA (the "Bank") foreclosed upon collateral that the Reporting Person had pledged to secure indebtedness of Equistar to the Bank in principal amount of $8,335,000 plus accrued interest (the "Loans").

         At the time of the foreclosure, the Reporting Person had a custody account with the Bank, which held securities and other forms of investment property (the "Custody Account"). To secure the payment of the Loans, the Reporting Person pledged and granted a security interest in the Custody Account pursuant to (i) a Hypothecation and Security Agreement dated as of April 25, 2000 and (ii) a Hypothecation and Security Agreement dated as of May 9, 2000 (as such Hypothecation and Security Agreements have been amended, supplement or otherwise modified through the date hereof, the "Hypothecation Agreements") each by the Reporting Person to the Bank.

         To further secure the payment of the Loans, Universal and TTR pledged and granted a security interest in 6,000,000 shares and 25,000 shares, respectively, of Common Stock pursuant to the Stock Pledge Agreement dated as of September 29, 2000 by Universal and TTR to the Bank (as such Stock Pledge Agreement has been amended, supplement or otherwise modified through the date hereof, the "Stock Pledge Agreement").

         On October 18, 2001, Equistar failed to repay the Loans on the their maturity date, which resulted in an event of default under the loan documents. The Bank exercised its rights and remedies under the Hypothecation Agreements and foreclosed upon the property in the Custody Account on November 28, 2001. As of that date the Reporting Person became the beneficial owner of 6,025,000 shares of Common Stock, because she acquired the rights and remedies of the Bank under the Stock Pledge Agreement, thus becoming the pledgee of the Common Stock under the Stock Pledge Agreement.

         The Reporting Person is not a party to the Stock Pledge Agreement, therefore the Stock Pledge Agreement has not been filed as an exhibit hereto.

Item 7.           Material to be Filed as Exhibits.

1. Hypothecation and Security Agreement, dated as of April 25, 2000, by and between the Reporting Person and HSBC Bank USA.*

2. Hypothecation and Security Agreement, dated as of May 9, 2000, by and between the Reporting Person and HSBC Bank USA.*

* To be filed by amendment.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2001.



                                              /s/ Dorothy D. Eweson
                                              -----------------------------
                                              Dorothy D. Eweson



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